Strength, Growth, Life


03056034

2002 ANNUAL REPORT



PRIORITY HEALTHCARE℠
CORPORATION

Contents

Corporate Profile

Priority Healthcare Corporation (Nasdaq: PHCC) is a leading national provider of specialty pharmacy and distribution services. We provide biopharmaceuticals, medical supplies, and a range of complementary support services tailored to the individual needs of our customers and patients. Our mission is to achieve the highest possible levels of customer service and patient care, while providing growth for our associates and shareholders.



ROBERT L. MYERS, *Vice Chairman*
STEVEN D. COSLER, *President and Chief Executive Officer*
WILLIAM E. BINDLEY, *Chairman of the Board*

office visits across the country with the healthcare professionals who administer and prescribe our dispensed therapies, our sales team puts a personal face on our services. The work of these individuals combined with the productive efforts of our inside sales group gives us a tactical advantage in a dynamic and competitive marketplace.

To compete effectively, we must invest not only in people, but also in technology. And we're doing just that. As we enter 2003, our company has embarked on a major initiative designed to consolidate all of our acquired operations and give us a level of IT and operational capabilities unmatched in our industry. From sales and distribution to pharmacy and accounting, this initiative will touch virtually every corner of our business, and will provide us with the technological infrastructure to support our continued growth well into the new decade.

FUTURE OPPORTUNITIES

While we're proud of our accomplishments in 2002, we're also excited about the coming year. We believe ours is a growth industry and that we have a great opportunity to build on our leadership position. To that end, we began 2003 by signing an agreement with Biogen to be the preferred pharmacy for Amevive, which was approved in January for the treatment of moderate to severe psoriasis. Psoriasis is projected to be a multibillion-dollar market for biotech therapies in the next several years, and Amevive is the first product to market.

We view our selection by Biogen as another validation of our capabilities and services. And like so many of the strategic partnerships described in this letter, this relationship is a model for the future: one in which manufacturers choose preferred or exclusive partners to distribute new therapies developed for targeted patient groups within a disease state. We helped pioneer this model, and we believe it will continue to play an important role in our diversification and growth in 2003.

The new year also brings a new look to Priority Healthcare. We're redesigning our marketing materials with engaging copy and visuals that tell our story in a more compelling way. Along with our new logo, these materials will reflect a reinvigorated brand strategy that will greatly enhance our marketing efforts and set us apart from our competitors.

In closing, on behalf of our Management Team, we want to thank our patients, customers, associates, and investors. We draw our strength, growth, and life from you, and we will continue to work tirelessly on your behalf to build a superior business and deliver outstanding financial results.

Sincerely,



William E. Bindley
Chairman



Steven D. Cosler
President & Chief Executive Officer



Robert L. Myers
Vice Chairman

ABOUT OUR NEW LOGO


PRIORITY HEALTHCARE
CORPORATION

The iconic tree that anchors the center of our new corporate logo, which debuts in this annual report, is a carefully-chosen symbol. Its solid, sturdy trunk and deep-root structure represent our company's strength. The leaved branches that reach upward represent our capacity for continual growth. And most important, the tree itself, as it has been throughout the ages, is a symbol of life.

TO OUR SHAREHOLDERS, ASSOCIATES, CUSTOMERS, AND FRIENDS,

This year's annual report highlights an important and exciting change for Priority Healthcare—the unveiling of our new corporate logo. The tree at the center of the logo is a powerful symbol of strength, growth, and life. In that sense, it also represents our performance in 2002.

We entered the year with goals of strengthening our deep-rooted core business and nurturing our continued growth through strategic relationships. We delivered against those goals with a single-minded focus on our larger mission: to improve the lives and health of our customers and patients. It's that mission, after all, that gives us the greatest satisfaction—and that keeps us striving to excel.

FINANCIAL GROWTH

And we did excel in 2002. We increased sales 49% to $1.2 billion, which exceeded our most optimistic plan. Operating earnings increased 54% to $69.5 million, net earnings increased 57% to $43.6 million, and earnings per share increased 58% to $.98.

Our balance sheet remains exceptionally strong with $83 million in cash and no debt. We reduced DSO's by 3 days to 40, and we turned our inventory 12 times. Our return for the year on committed capital and invested capital, at 56% and 33% respectively, is among the highest in the industry. We also took advantage of a weak financial market by investing $13.2 million to repurchase approximately 640,000 shares of our stock.

Our record performance is especially gratifying in that it was achieved against a backdrop of a stagnant economy, pharmaceutical supply shortages by our largest vendor, reimbursement pressures from managed care, and increasing competition.

Clearly our business model is working and further validates our strategy to combine the best in both specialty pharmacy and distribution with the needs of manufacturers, payors, physicians, and patients in creating a one-stop solution for the delivery of chronic disease management programs. Our success is a testimony to the commitment of the more than 700 outstanding associates who have taken us to the top and who will keep us there as we continue to build for the future.

BRANCHING OUT

As was the case in 2001, our 2002 growth stemmed from expanded relationships with key business partners and numerous new strategic alliances. Many of these partnerships added new disease states to our service portfolio, further diversifying our business and strengthening our capabilities. And all these efforts were designed to maintain our position as the industry leader.

Highlights of these alliances include:

- A preferred-distributor relationship for Biogen's Avonex direct-to-physician business
- An exclusive partnership with United Therapeutics to manage the Phase IV clinical trial for Remodulin
- A preferred relationship with Intermune for the distribution of Actimmune
- Our selection by Roche Labs as the distributor for the Pegasys Monotherapy Sampling Program for physicians treating hepatitis patients

These alliances are clearly valuable for our business. But equally important, they're signs of a larger trend pointing to the specialty channel as the preferred choice for the distribution of new biotech products. This trend, combined with our offering of a growing array of supply chain services for biotech and pharmaceutical makers, strengthens our position as an important and vital partner, while increasing opportunities to expand our business.

BUILDING OUR TEAM AND INFRASTRUCTURE

Strategic relationships are at the center of our company's growth, but it's the personal, one-to-one relationships that we enjoy with our customers and patients at every level that truly make Priority Healthcare successful. Ultimately, our business is about people. That's why we work hard to attract our industry's most talented individuals, and to give them the tools they require for success.

We added key personnel in many areas of the company this year, including significant and purposeful growth in our national outside sales force. We realize that many physicians and nurses first learn of Priority Healthcare through a contact with one of our sales representatives. By making regular



A Strong Team

JON S. WEINER *Senior Vice President, Specialty Pharmacy Sales*

DONNA M. TRANE *Vice President, Specialty Pharmacy Sales*

There are plenty of ways to measure our strength. There's our robust revenue with 2002 sales of $1.2 billion. Or our healthy market share, including leadership positions in hepatitis, infertility, and pulmonary hypertension.

But our greatest strength? Well, we think it's our people, the men and women of Priority Healthcare.

Because behind our balance sheet are relationships. These are personal relationships—between nurses and physicians, pharmacists and patients, reimbursement specialists and payors—and they're often the reason people do business with us.

In fact, that's why we've expanded our national sales force. Their daily presence in clinics, hospitals, and doctors' offices all across the country helps our customers put a name and a face on our commitment to provide superior service at every level of our business.

Sometimes that commitment means going the extra mile for a physician who needs an expedited delivery. Sometimes it means having a pharmacist available to offer advice and reassurance when a patient calls in the middle of the night with concerns about a therapy.

Simply put, it's a commitment to building relationships between the people we serve and the people of Priority Healthcare. That's the real key to our strength.


3
4
5

On Track for Growth

JOHN RIVERS, *Senior Vice President, Business Development and Corporate Accounts*

WILLIAM M. WOODARD, *Senior Vice President, Strategic Alliances*

NICOLE D. HEBBERT, *Vice President, Strategic Program Operations*

What do companies like Biogen, Roche, and United Therapeutics have in common? Each chose *Priority Healthcare in 2002 for* exclusive or preferred specialty therapy distribution programs.

We help these and other leading manufacturers meet the unique challenges of the specialty market with a comprehensive array of supply chain services tailored to their needs. These services range from sampling programs and clinical trial assistance to specialized shipping and storage and customized dosing. And that's only the beginning.

To supplement the education efforts of manufacturers in new product rollouts, we assign a team of expert pharmacists and nurses to each new therapy. They offer knowledgeable clinical support to physicians and patients, 24 hours a day and 7 days a week.

We also help manufacturers track their sales results through state-of-the-art data warehousing and analytics. It's information our partners can use to better understand prescribing and compliance patterns and, in turn, improve their business.

The specialty marketplace can be complex, even for the most savvy biotech and pharmaceutical companies. Our centralized solution gives our partners a competitive advantage, and it's why we're increasingly the industry's "partner of choice."


Lifelong Relationships
SARAH AND GREGORY WARD,
Patients of Priority Healthcare Pharmacy

Life

There's a vital connection between the life of our company and the lives of our patients. It's a connection that happens every time someone receives a prescription from our pharmacy.

Our prescribed therapies extend life and improve its quality. And many of our over 300 specialty medications are new-to-market and represent significant breakthroughs in chronic disease treatment and management.

These medications relieve chronic pain. They reduce fatigue for patients undergoing chemotherapy. And, sometimes, they play a role in the giving of life itself, like the infertility medications that helped Sarah Ward give birth in 2002 to her son, Gregory.

But there's another way we improve our patients' lives as well. We make them a little easier. We're committed to taking the hassle out of the typical pharmacy experience. That's why we offer toll-free customer assistance, expert clinical support, online educational tools, reimbursement counseling, express home delivery, and more. These are the things that make daily living a little simpler and a little more convenient for our patients.

Our role in the lives of our patients is central to our mission and defines our purpose. It's what Priority Healthcare is all about.

Financial Highlights



500
400
300
200
100
0
Dollars in Millions
108
218
297
396
485
1998
1999
2000
2001
2002

Total Assets

FOUR-YEAR INCREASE: 349%



1,200
1,000
800
600
400
200
0
Dollars in Millions
276
428
585
805
1,200
1998
1999
2000
2001
2002

Net Sales

FOUR-YEAR INCREASE: 335%



50
40
30
20
10
0
Dollars in Millions
10
21
28
28
44
1998
1999
2000
2001
2002

Net Earnings

FOUR-YEAR INCREASE: 340%

This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Certain statements included in this annual report, which are not historical facts, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs and involve certain risks and uncertainties including, but not limited to, changes in interest rates, competitive pressures, changes in customer mix, changes in third party reimbursement rates, financial stability of major customers, changes in government regulations or the interpretation of these regulations, changes in supplier relationships, growth opportunities, cost savings, revenue enhancements, synergies and other benefits anticipated from acquisition transactions, difficulties related to integrating acquired businesses, the accounting and tax treatment of acquisitions, and asserted and unasserted claims, which could cause actual results to differ from those in the forward-looking statements. The forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date herein.

INTRODUCTION

We were formed in June 1994 to succeed to the business operations of companies previously acquired by Bindley Western Industries, Inc. ("BWI"), as described below. From our formation through our initial public offering, or IPO, on October 24, 1997, we operated as a wholly owned subsidiary of BWI, and procured a number of services from, and engaged in a number of financial and other transactions with, BWI. After the IPO, we continued to be controlled by BWI, but operated on a stand-alone basis. On December 31, 1998, BWI distributed to the holders of BWI common stock on December 15, 1998 all of the shares of our Class A Common Stock owned by BWI, making Priority Healthcare Corporation a stand-alone public company. The financial information included in this Annual Report on Form 10-K prior to 1999 is not necessarily indicative of our future results of operations, financial position and cash flows as a stand-alone public company.

Priority is a national specialty pharmacy and distributor that provides biopharmaceuticals, complex therapies and related disease treatment programs and services to individuals with chronic diseases. We sell over 5,000 SKUs of specialty pharmaceuticals and medical supplies to outpatient renal care centers and office-based physicians in oncology and other physician specialty markets. Priority offers value-added services to meet the specific needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures, offering automated order entry services and offering customized distribution for group accounts. From distribution centers in Sparks, Nevada and Grove City, Ohio, we service over 4,000 customers in all 50 states, including office-based oncologists, renal dialysis clinics, ambulatory surgery centers and primary care physicians.

Priority also fills individual patient prescriptions, primarily for self-administered biopharmaceuticals. These patient-specific prescriptions are filled at licensed pharmacies in Lake Mary, Florida, Byfield, Massachusetts, New Castle, Delaware, Memphis, Tennessee, Oldsmar, Florida and New York, New York and are shipped directly to the patient overnight in specialized packages. We also provide disease treatment programs for hepatitis, cancer, infertility, hemophilia, human growth hormone deficiency, rheumatoid arthritis, Crohn's disease, respiratory syncytial virus (RSV), infertility, pulmonary hypertension, pain management, multiple sclerosis and others.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 of the financial statements. The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition - Revenues are recognized when products are shipped to unaffiliated customers with appropriate provisions recorded for estimated discounts and contractual allowances. Discounts and contractual allowances are estimated based on historical collections from all unaffiliated customers. Any differences between our estimates and actual collections are reflected in operations in the year payment is received. Differences may result in the amount and timing of our revenue for any period if actual performance varies from our estimates.

Receivables - Receivables are presented net of the allowance for doubtful accounts and contractual allowances. Receivables include trade and patient account receivables and the current portion of trade receivables that have been converted to note receivables. We regularly review and analyze the adequacy of these allowances after considering the age of each outstanding receivable and the collection history. The allowance for doubtful accounts and contractual allowances are based on these analyses.

Intangibles - Effective on December 30, 2001, we adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, which superseded APB Opinion No. 17, Intangible Assets. This statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. In accordance with the adoption of SFAS No. 142, we ceased amortization of goodwill effective December 30, 2001.

We believe the accounting estimate related to the valuation of our goodwill and other intangible assets is a "critical accounting estimate" because significant changes in assumptions could materially affect key financial measures, including net earnings and other non-current assets, specifically goodwill. The valuation of goodwill involves a high degree of judgment since the first step of the impairment test required by SFAS No. 142 consists of a comparison of the fair value of a reporting unit with its book value. Based on the assumptions underlying the valuation, impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit's book value. If the fair value is more than the book value of the reporting unit, an impairment loss is not recognized. If an impairment exists, the fair value of the reporting unit is allocated to all of its assets and liabilities excluding goodwill, with the excess amount representing the fair value of goodwill. An impairment loss is measured as the amount by which the book value of the reporting unit's goodwill exceeds the estimated fair value of that goodwill.

SFAS No. 142 requires that goodwill and other intangible assets be allocated to reporting units. We have one reporting unit and the fair value of the reporting unit exceeded its carrying amount. In December 2002, we performed the annual impairment test required by SFAS No. 142 and determined that goodwill was not impaired as of December 28, 2002.

We utilize a valuation technique based on the readily available stock market valuation of Priority Healthcare Corporation. Changes in the valuation could result in impairment being recorded.

Income Taxes - As a matter of course, we are subject to audit by federal and state tax authorities. These audits could result in proposed assessments that challenge certain tax positions which, if upheld through the administrative and legal process, could have a material impact on our earnings and cash flow. We believe that our tax positions comply with applicable tax law and we do not anticipate any material earnings or cash flow impact.

RESULTS OF OPERATIONS

2002 Compared to 2001

Net Sales. Net sales increased to $1.2 billion in 2002 from $805.1 million in 2001, an increase of 49%. The growth primarily reflected the addition of new customers, new product introductions, additional sales to existing customers, the acquisitions of Freedom Drug effective January 20, 2001, Physicians Formulary effective April 2, 2001, InfuRx effective October 26, 2001 and HOSS effective March 11, 2002 and inflationary price increases. The additional net sales attributed to the acquisitions of Freedom Drug, Physicians Formulary, InfuRx and HOSS in 2002 (prior to January 20, 2002 for Freedom Drug, prior to April 2, 2002 for Physicians Formulary and prior to October 26, 2002 for InfuRx) represented approximately 5% of the total net sales in 2002.

Gross Profit. Gross profit increased to $137.2 million in 2002 from $92.1 million in 2001, an increase of 49%. The increase in gross profit reflected increased sales and the acquisitions of Freedom Drug, Physicians Formulary, InfuRx and HOSS. Gross profit as a percentage of net sales was 11.4% in both 2002 and 2001. Competition continues to exert pressure on margins.

Selling, General and Administrative Expense. Selling, general and administrative, or SGA, expense increased to $65.0 million in 2002 from $48.3 million in 2001, an increase of 34%. SGA expense as a percentage of net sales decreased to 5.4% in 2002 from 6.0% in 2001. The increase in SGA expense reflected the growth in our business, start up costs related to new business relationships with drug manufacturers, significant premium increases for property and liability insurance, increased costs attributable to providing more clinically oriented services and the acquisitions of Freedom Drug, Physicians Formulary, InfuRx and HOSS. The decrease in SGA expense as a percentage of net sales resulted from larger bad debt charges being incurred in 2001 and from spreading fixed costs over a larger sales base in 2002. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management.

Impairment of Fixed Asset. The impairment of fixed asset charge of $2.4 million in 2002 resulted from writing off computer hardware and application software for a project that began in 2000 and was discontinued in 2002.

Depreciation and Amortization. Depreciation and amortization, or D&A, decreased to $2.8 million in 2002 from $3.4 million in 2001, a decrease of 19%. The decrease in D&A was primarily the result of decreases in the amortization of goodwill and intangible assets due to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, being adopted on December 30, 2001. The decreases in amortization of goodwill and intangible assets were $1.8 million in 2002. The decreases in amortization of goodwill and intangible assets were partially offset by additional depreciation on computer hardware and software, furniture and equipment, transportation equipment, telephone equipment and leasehold improvements.

Impairment of Investment. The impairment of investment charge of $2.0 million in 2001 related to writing off our external internet investment in Cytura Corporation. Management considered continuing operating losses and significant changes in the technology industry to be its primary indicators of impairment. Fair market value was estimated based on valuations derived from sales of equity interests in Cytura.

Interest Income. Interest income decreased to $2.6 million in 2002 from $6.0 million in 2001, a decrease of 56%. In 2002 we earned 2.50% on an average invested balance of $105.1 million. In 2001 we earned 4.67% on an average invested balance of $127.8 million. The decrease in interest income was due to the lower average invested balances and lower interest rates earned, which was primarily due to the eleven short term interest rate cuts during 2001 and the one short term interest rate cut in 2002. In 2002 and 2001, the interest income was primarily related to amounts earned by investing cash and funds received from operations, the secondary public offering of our Class B Common Stock and stock option exercises in overnight repurchase agreements with major financial institutions and in marketable securities.

Income Taxes. The provision for income taxes in 2002 and 2001 represented 37.5% of earnings before income taxes.

2001 Compared to 2000

Net Sales. Net sales increased to $805.1 million in 2001 from $584.7 million in 2000, an increase of 38%. The growth primarily reflected the addition of new customers, new product introductions, additional sales to existing customers, the acquisitions of Freedom Drug, Physicians Formulary and InfuRx and inflationary price increases. The net sales attributed to the acquisitions of Freedom Drug, Physicians Formulary and InfuRx in 2001 represented approximately 13% of the total net sales in 2001.

Gross Profit. Gross profit increased to $92.1 million in 2001 from $70.3 million in 2000, an increase of 31%. The increase in gross profit reflected increased sales and the acquisitions of Freedom Drug, Physicians Formulary and InfuRx. Gross profit as a percentage of net sales decreased in 2001 to 11.4% from 12.0% in 2000. This decrease was primarily attributed to changing payor reimbursement patterns, as the use of Prescription Benefit Management ("PBM") Plans increased and reimbursement from Major Medical Plans for certain prescribed drugs decreased, and the change in sales mix, as lower margin products experienced increased sales. Competition continues to exert pressure on margins.

Selling, General and Administrative Expense. Selling, general and administrative, or SGA, expense increased to $48.3 million in 2001 from $31.3 million in 2000, an increase of 54%. SGA expense as a percentage of net sales increased to 6.0% in 2001 from 5.4% in 2000. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management. The increase in SGA expense reflected the growth in our business, bad debt charges, start up costs related to new business relationships with drug manufacturers, and the acquisitions of Freedom Drug, Physicians Formulary and InfuRx. The increase in SGA expense as a percentage of net sales resulted from bad debt charges, start up costs related to new business relationships with drug manufacturers and increased cost attributable to providing more clinically oriented services.

Depreciation and Amortization. Depreciation and amortization, or D&A, increased to $3.4 million in 2001 from $1.3 million in 2000, an increase of 155%. The increase in D&A was primarily the result of an increase in the amortization of intangible assets due to the acquisitions of Freedom Drug and Physicians Formulary of $1.4 million and incremental depreciation on new computer hardware and software, furniture and equipment, transportation equipment, telephone equipment and leasehold improvements.

Impairment of Investment. The impairment of investment charge of $2.0 million in 2001 resulted from writing off our external internet investment in Cytura Corporation. Management considered continuing operating losses and significant changes in the technology industry to be its primary indicators of impairment. Fair market value was estimated based on valuations derived from sales of equity interests in Cytura.

Interest Income. Interest income decreased to $6.0 million in 2001 from $6.9 million in 2000, a decrease of 14%. In 2001, we earned 4.67% on an average invested balance of $127.8 million. In 2000 we earned 6.58% on an average invested balance of $105.1 million. The decrease was primarily due to the eleven short term interest rate cuts during 2001. In 2001 and 2000 the interest income was primarily related to amounts earned by investing cash and funds received from operations, the secondary public offering of our Class B Common Stock and stock option exercises in overnight repurchase agreements with major financial institutions and in marketable securities.

Income Taxes. The provision for income taxes in 2001 and 2000 represented 37.5% and 37.0%, respectively, of earnings before income taxes. During 2001, our state income taxes increased because of the acquisitions we made during the year and our presence in additional states.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital requirements have been to fund working capital needs to support internal growth, for acquisitions and for capital expenditures. Our principal working capital needs are for inventory and accounts receivable. Management controls inventory levels in order to minimize carrying costs and maximize purchasing opportunities. We sell inventory to our customers on various payment terms. This requires significant working capital to finance inventory purchases and entails accounts receivable exposure in the event any of our major customers encounter financial difficulties. Although we monitor closely the creditworthiness of our major customers, there can be no assurance that we will not incur some collection loss on major customer accounts receivable in the future.

We had cash and cash equivalents of $37.0 million, marketable securities of $46.3 million and working capital of $185.4 million at December 28, 2002. We believe that the cash and cash equivalents, marketable securities, working capital and cash from operations will be sufficient to meet our working capital needs for at least two years.

Net Cash Provided by Operating Activities. Our operations generated $19.7 million in cash during 2002. Receivables, net of acquisitions, increased $44.9 million, primarily to support the increase in sales and the extension of credit terms to meet competitive conditions. Finished goods inventory, net of acquisitions, increased $32.2 million, primarily due to new product introductions, to support the increase in sales and to take advantage of some purchasing opportunities. The $25.6 million increase in accounts payable, net of acquisitions, partially reduced the cash requirements for receivables and finished goods inventory; this increase was attributable to the increase in finished goods inventory, the timing of payments and the credit terms negotiated with vendors. Other current assets and liabilities, net of acquisitions, generated $18.4 million of cash, primarily due to the increase in income taxes payable and expense accruals that will be paid in 2003. We anticipate that our operations may require the use of currently available cash and marketable securities to fund our growth. During 2002, D&A totaled $2.8 million, provision for doubtful accounts totaled $2.4 million and impairment of fixed asset totaled $2.4 million. We also generated $944,000 from the tax benefit related to stock option exercises during 2002.

Net Cash Used by Investing Activities. In 2002, we sold $47.8 million of marketable securities primarily to finance the acquisition of HOSS, make an earn out payment related to the Freedom Drug acquisition, make a holdback payment related to the InfuRx acquisition, purchase treasury stock, invest in and make long term advances to our joint venture and purchase fixed assets. Capital expenditures during 2002 totaled $9.0 million. Primarily these purchases were for computer hardware and software, furniture and equipment and leasehold improvements. We expect that capital expenditures during 2003 will be approximately $11 to $15 million. We anticipate that these expenditures will relate primarily to the purchase of computer hardware and software, telecommunications equipment, furniture and equipment and leasehold improvements. In 2002, other current assets and other assets increased $11.9 million primarily due to investing in and making long term advances to our joint venture and making an additional deposit with a major supplier. Effective March 11, 2002, we acquired the majority of the operating assets of HOSS, the leading provider of hemophilia products and services in the State of Florida. During 2002, we paid $24.4 million towards the acquisition of HOSS and $8.5 million related to the acquisitions of Freedom Drug and InfuRx.

Net Cash Used by Financing Activities. During 2002, we received proceeds of $3.7 million from stock option exercises and we purchased treasury stock for $13.2 million. We purchased the treasury stock because we thought it was an attractive investment. We are authorized to purchase another 1,414,700 shares of treasury stock until July 2003.

INFLATION

Our financial statements are prepared on the basis of historical costs and are not intended to reflect changes in the relative purchasing power of the dollar. Because of our ability to take advantage of forward purchasing opportunities, we believe that our gross profits generally increase as a result of manufacturers' price increases in the products we distribute. Gross profits may decline if the rate of price increases by manufacturers declines.

Generally, price increases are passed through to customers as we receive them and therefore they reduce the negative effect of inflation. Other non-inventory cost increases, such as payroll, supplies and services, have been partially offset during the past three years by increased volume and productivity.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles were evaluated against this new criteria during the year ended December 28, 2002. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and indefinite-lived intangibles. During the year ended December 28, 2002, goodwill and certain intangibles were not amortized into results of operations, but instead were reviewed for impairment and will be written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 were adopted on December 30, 2001. The adoption of these accounting standards had the impact of reducing our amortization of goodwill and intangibles expense by approximately $1.8 million during the year ended December 28, 2002. Impairment reviews may result in future periodic write-downs.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. We adopted this statement effective in 2002. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. The adoption did not have a material impact on our consolidated results of operations or financial position.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. Finally, this statement amends Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. As required, we adopted this statement effective in 2002. The adoption did not have a material impact on our consolidated results of operations or financial position.

MARKET RISK

Our primary exposure to market risk consists of a decline in the market value of our investments in marketable debt securities as a result of potential changes in interest rates. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates on securities included in our portfolio, and given the short term maturities of all of our investments in interest-sensitive securities, this hypothetical fair value was not materially different from the period end carrying value.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Priority Healthcare Corporation is responsible for the integrity and accuracy of the financial statements appearing in this Annual Report. The consolidated financial statements were prepared by management in conformity with accounting principles generally accepted in the United States of America, applied on a consistent basis, and include amounts that are based on the most accurate information currently available to Priority Healthcare Corporation. The consolidated financial statements have been audited by the accounting firm of PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the fairness of Priority Healthcare Corporation's financial statements.

Priority Healthcare Corporation maintains a system of internal accounting control to provide reasonable assurance that transactions are recorded in accordance with its policies and that the financial information is reliable.

The Board of Directors of Priority Healthcare Corporation, acting through Priority Healthcare Corporation's Audit Committee, reviews and monitors Priority Healthcare Corporation's accounting, auditing, internal control and financial reporting matters. The Audit Committee meets periodically with management and the independent auditors, who have free access to the Audit Committee.



Steven D. Cosler
President and Chief Executive Officer



Stephen M. Saft
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PRIORITY HEALTHCARE CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Priority Healthcare Corporation and its subsidiaries (the "Company") at December 29, 2001 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Accordingly, the Company ceased amortizing goodwill as of December 30, 2001.



PricewaterhouseCoopers LLP
Orlando, Florida
February 18, 2003,
except as to Note 2 which is dated March 20, 2003

PRIORITY HEALTHCARE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(000's omitted, except share data)	**Year ended December 30, 2000**	**Year ended December 29, 2001**	**Year ended December 28, 2002**
Net sales	$ 584,657	$ 805,120	$ 1,200,391
Cost of products sold	514,360	712,971	1,063,181
Gross profit	70,297	92,149	137,210
Selling, general and administrative expense	31,313	48,349	64,959
Impairment of fixed asset	—	—	2,386
Depreciation and amortization	1,335	3,400	2,760
Earnings from operations	37,649	40,400	67,105
Impairment of investment	—	2,019	—
Interest income	(6,920)	(5,972)	(2,632)
Earnings before income taxes	44,569	44,353	69,737
Provision for income taxes:			
Current	17,708	15,135	25,608
Deferred	(1,218)	1,498	543
	16,490	16,633	26,151
Net earnings	$ 28,079	$ 27,720	$ 43,586
Earnings per share:			
Basic	$ .66	$ .64	$ 1.00
Diluted	$ .65	$ .62	$ .98
Weighted average shares outstanding:			
Basic	42,254,841	43,542,518	43,699,208
Diluted	43,096,956	44,555,586	44,384,665

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(000's omitted, except share data)	**December 29, 2001**	**December 28, 2002**
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 32,758	$ 37,031
Marketable securities	94,166	46,337
Receivables, less allowance for doubtful accounts of $3,239 and $5,437, respectively	118,342	163,688
Finished goods inventory	74,058	108,604
Deferred income taxes	2,165	3,221
Other current assets	8,145	14,667
	329,634	373,548
Fixed assets, net	9,828	13,749
Other assets	—	4,780
Intangibles, net	56,554	92,785
Total assets	$ 396,016	$ 484,862
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 116,148	$ 142,666
Other current liabilities	24,806	45,448
	140,954	188,114
Deferred income taxes	722	2,321
Commitments and contingencies (notes 11 and 13)		
Shareholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock		
Class A, $0.01 par value, 55,000,000 shares authorized, 7,211,815 and 6,880,497 issued and outstanding, respectively	72	69
Class B, $0.01 par value, 180,000,000 shares authorized, 38,185,503 and 38,516,821 issued, respectively	382	385
Additional paid in capital	182,818	187,158
Retained earnings	93,487	137,073
	276,759	324,685
Less: Class B Common unearned restricted stock, none and 53,000 shares, respectively	—	(1,291)
Class B Common stock in treasury (at cost), 1,739,474 and 1,884,078 shares, respectively	(22,419)	(28,967)
Total shareholders' equity	254,340	294,427
Total liabilities and shareholders' equity	$ 396,016	$ 484,862

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(000's omitted)	Year ended December 30, 2000	Year ended December 29, 2001	Year ended December 28, 2002
Cash flow from operating activities:			
Net earnings	$ 28,079	$ 27,720	$ 43,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,335	3,400	2,760
Provision for doubtful accounts	5,610	4,920	2,449
Tax benefit from stock option exercises	12,660	9,601	944
Impairment of investment	—	2,019	—
Impairment of fixed asset	—	—	2,386
Loss on disposal of fixed assets	38	208	44
Compensation expense on stock grants	30	30	30
Deferred income taxes	(1,218)	1,498	543
Change in assets and liabilities, net of acquisitions:			
Receivables	(16,122)	(14,900)	(44,905)
Finished goods inventory	(17,919)	(22,350)	(32,189)
Accounts payable	23,360	27,677	25,642
Other current assets and liabilities	4,118	5,645	18,373
Net cash provided by operating activities	39,971	45,468	19,663
Cash flow from investing activities:			
Sales, net of purchases, (purchases, net of sales), of marketable securities	(21,775)	(15,596)	47,829
Purchases of fixed assets	(2,276)	(7,446)	(8,980)
Increase in other assets	(1,550)	(7,500)	(11,870)
Acquisition of businesses, net of cash acquired	—	(36,611)	(32,896)
Net cash used by investing activities	(25,601)	(67,153)	(5,917)
Cash flow from financing activities:			
Proceeds from stock option exercises	11,309	8,425	3,716
Payments for purchase of treasury stock	(436)	(4,039)	(13,189)
Net cash provided (used) by financing activities	10,873	4,386	(9,473)
Net increase (decrease) in cash	25,243	(17,299)	4,273
Cash and cash equivalents at beginning of period	24,814	50,057	32,758
Cash and cash equivalents at end of period	$ 50,057	$ 32,758	$ 37,031
Supplemental cash flow information:			
Income taxes paid	$ 754	$ 4,466	$ 12,227
Supplemental non-cash investing and financing activities:			
Acquisition liabilities	$ —	$ 11,029	$ 10,348
Stock issued in connection with acquisition	$ 354	$ 2,000	$ 5,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(000's omitted, except share data)	**Class A Common Stock**		**Class B Common Stock**		**Class B Common Stock**		**Class B Common Stock**				
	Shares Outstanding	Amount	Shares Outstanding	Amount	Unearned Restricted Shares	Amount	Treasury Shares	Amount	Additional Paid in Capital	Retained Earnings	Shareholders' Equity
Balances at December 31, 1999	10,482,844	$ 105	33,284,868	$ 333	—	$ —	(2,609,716)	$ (30,336)	$ 150,817	$ 37,688	$ 158,607
Net earnings										28,079	28,079
Issuance of Class B common stock:											
Stock option exercises and related tax benefit			1,627,610	16			65,368	766	23,187		23,969
Board of Directors' compensation			920						30		30
Issuance of common stock in connection with acquisition							9,284	109	245		354
Repurchase of common stock							(13,209)	(436)			(436)
Conversions from Class A	(2,358,977)	(24)	2,358,977	24							—
Balances at December 30, 2000	8,123,867	81	37,272,375	373	—	—	(2,548,273)	(29,897)	174,279	65,767	210,603
Net earnings										27,720	27,720
Issuance of Class B common stock:											
Stock option exercises and related tax benefit							903,776	10,645	7,381		18,026
Board of Directors' compensation			1,076						30		30
Issuance of common stock in connection with acquisition							67,636	872	1,128		2,000
Repurchase of common stock							(162,613)	(4,039)			(4,039)
Conversions from Class A	(912,052)	(9)	912,052	9							—
Balances at December 29, 2001	7,211,815	72	38,185,503	382	—	—	(1,739,474)	(22,419)	182,818	93,487	254,340
Net earnings										43,586	43,586
Issuance of Class B common stock:											
Stock option exercises and related tax benefit							238,546	3,192	1,468		4,660
Unearned restricted stock grant					(53,000)	(1,291)	53,000	815	476		—
Board of Directors' compensation							1,228	19	11		30
Issuance of common stock in connection with acquisition							202,922	2,615	2,385		5,000
Repurchase of common stock							(640,300)	(13,189)			(13,189)
Conversions from Class A	(331,318)	(3)	331,318	3							—
Balances at December 28, 2002	6,880,497	$ 69	38,516,821	$ 385	(53,000)	$ (1,291)	(1,884,078)	$ (28,967)	$ 187,158	$ 137,073	$ 294,427

See accompanying notes to consolidated financial statements.

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. Priority Healthcare Corporation (the "Company") was formed by Bindley Western Industries, Inc. ("BWI") on June 23, 1994, as an Indiana corporation to focus on the distribution of products and provision of services to the specialty distribution segment of the healthcare industry. On October 29, 1997, the Company consummated an initial public offering of its Class B Common Stock (the "IPO"). On December 31, 1998, BWI distributed to its common shareholders all of the 30,642,858 shares of the Company's Class A Common Stock then owned by BWI in a spin-off transaction and BWI no longer has any ownership interest in the Company. The Company now operates as a national specialty pharmacy and distributor that provides biopharmaceuticals, complex therapies and related disease treatment programs and services. The Company operates in one operating and reportable segment.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition. Revenues are recognized when products are shipped to unaffiliated customers with appropriate provisions recorded for estimated discounts and contractual allowances. Discounts and contractual allowances are estimated based on historical collections. Any differences between the estimates and actual collections are reflected in operations in the year payment is received.

Cash and cash equivalents. The Company considers all investments with an original maturity of less than 3 months to be a cash equivalent.

Marketable securities. In accordance with provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified all of its investments in marketable securities as available-for-sale. These investments are stated at their market value, with any material unrealized holding gains or losses, net of tax, included as a component of shareholders' equity until realized. The cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income is included as a component of current earnings.

Receivables. Receivables are presented net of the allowance for doubtful accounts and contractual allowances. Receivables include trade and patient account receivables and the current portion of trade receivables that have been converted to note receivables. The Company regularly reviews and analyzes the adequacy of these allowances after considering the age of each outstanding receivable and the collection history. The allowance for doubtful accounts and contractual allowances are based on these analyses.

Inventories. Inventories are stated on the basis of lower of cost or market using the first-in, first-out ("FIFO") method.

Fixed assets. Depreciation is computed on the straight-line method for financial reporting purposes. Accelerated methods are primarily used for income tax purposes. Assets, valued at cost, are generally being depreciated over their estimated useful lives as follows:

	Estimated useful life (years)
Computer hardware and software	3 to 5
Furniture and equipment	5
Leasehold improvements	5
Transportation equipment	5

In the event facts and circumstances indicate an asset could be impaired, an evaluation of the undiscounted estimated future cash flows from operations is compared to the asset's carrying amount to determine if a write-down is required. At December 29, 2001 and December 28, 2002, management has determined no impairments existed. See Note 5 for discussion of impairment recorded during the year ended December 28, 2002.

Capitalized software costs. The Company expenses costs incurred in the preliminary project stage of developing or obtaining internal use software, such as research and feasibility studies, as well as costs incurred in the post implementation/operational stage, such as maintenance and training. Capitalization of software development costs occurs only after the preliminary project stage is complete, management authorizes the project, and it is probable that the project will be completed and the software will be used for the function intended. The capitalized costs are amortized on a straight-line method over the estimated useful life of the software, which is generally five years.

Intangibles. The Company continually monitors its cost in excess of net assets acquired (goodwill), covenants not to compete and its other intangibles (customer lists and consulting agreements) to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the expected future cash flows from operations, on an undiscounted basis, of the reporting units which gave rise to such amounts and the overall business valuation. During the years ended December 30, 2000 and December 29, 2001 goodwill was amortized on the straight-line method, principally over 20 to 40 years. Other intangibles are being amortized on the straight-line method over 4 to 15 years.

New accounting pronouncements. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles were evaluated against this new criteria during the year ended December 28, 2002. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and indefinite-lived intangibles. During the year ended December 28, 2002, goodwill and certain intangibles were not amortized into results of operations, but instead were reviewed for impairment and will be written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. During December 2002, the Company completed the impairment testing and determined that there were no impairment losses related to goodwill and other intangible assets. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 were adopted by the Company on December 30, 2001. The adoption of these accounting standards had the impact of reducing amortization of goodwill and intangibles expense by approximately $1.8 million during the year ended December 28, 2002. Impairment reviews may result in future periodic write-downs. The goodwill acquired after June 30, 2001 is deductible for tax purposes.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. The Company adopted this statement effective in 2002. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. The adoption did not have a material impact on the Company's consolidated results of operations or financial position.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. Finally, this statement amends Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. As required, the Company adopted this statement effective in 2002. The adoption did not have a material impact on the Company's consolidated results of operations or financial position.

Shipping and handling costs. Costs associated with shipping and handling activities are comprised of outbound freight and are included in selling, general and administrative expense. These costs were $3.3 million, $5.4 million and $8.6 million for the years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

Earnings per share. Basic earnings per share is computed by dividing net income by the weighted average of Class A and Class B shares outstanding for the period. Diluted earnings per share computations assume outstanding stock options with a dilutive effect on earnings were exercised, unearned restricted stock was earned and contingently issuable shares related to acquisitions have been issued. These common stock equivalents are added to the weighted average number of shares outstanding in the diluted calculation. A reconciliation of the basic and diluted weighted average shares outstanding is as follows for the years ended December 30, 2000, December 29, 2001 and December 28, 2002:

(In Thousands)	2000	2001	2002
Weighted average number of Class A and Class B Common shares outstanding used as the denominator in the basic earnings per share calculation	42,255	43,543	43,699
Additional shares assuming exercise of dilutive stock options	842	1,013	634
Additional shares assuming unearned restricted stock is earned	—	—	10
Additional shares assuming contingently issuable shares related to acquisitions are issued	—	—	42
Weighted average number of Class A and Class B Common and equivalent shares used as the denominator in the diluted earnings per share calculation	43,097	44,556	44,385

Options to purchase 0, 458,000 and 3.4 million shares with exercise prices greater than the average market prices of common stock were outstanding at December 30, 2000, December 29, 2001 and December 28, 2002, respectively. These options were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive.

Income taxes. The Company accounts for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of the Company's assets and liabilities.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates made by management. Actual results could differ from those estimates.

Fair value of financial instruments. The carrying values of cash and cash equivalents, marketable securities, receivables, other current assets, accounts payable and other current liabilities approximate their fair market values due to the short-term maturity of these instruments.

Comprehensive income. Comprehensive income is defined as all changes in shareholders' equity during a period except those resulting from investments by and distributions to shareholders. Comprehensive income includes net earnings and other comprehensive income. There were no material elements of other comprehensive income for any of the periods presented.

Stock options. The Company uses the intrinsic-value method of accounting for stock options granted to employees and, accordingly, does not currently recognize compensation expense for its stock option awards to employees in the consolidated statements of earnings. See Note 10 for pro forma information on the impact of the fair-value method of accounting for stock options.

NOTE 2—RELATED PARTY TRANSACTIONS

During the year ended December 30, 2000, the

Company made a $2.0 million equity investment in an internet content management company, which was carried at cost. During the year ended December 29, 2001, the Company wrote off the investment. Management considered continuing operating losses and significant changes in the technology industry to be its primary indicators of impairment. Fair market value was estimated based on valuations derived from recent sales of equity interests in Cytura. During the years ended December 30, 2000 and December 29, 2001, the Company purchased approximately $1.4 million and $66,000 of services from this company, respectively.

On June 18, 2001, the Company entered into an agreement to form a joint venture with AdvancePCS to provide specialty pharmacy services to AdvancePCS' clients and their members. The joint venture is named AdvancePriority SpecialtyRx. AdvancePCS owned 51% of the venture and the Company owned 49% until February 28, 2003, when AdvancePCS acquired the Company's 49% ownership. The Company expects to recover its initial investment as a result of this sale. During the years ended December 29, 2001 and December 28, 2002, the results of operations of the joint venture were not material to the results of the Company. On December 28, 2002, other assets totaled $4.8 million and represented the Company's total investment in and long term advances to the joint venture, net of losses incurred to date.

NOTE 3—ACQUISITIONS

On January 20, 2001, the Company completed an acquisition of the majority of the operating assets of Freedom Drug, an infertility specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Freedom Drug assets was approximately $38.7 million, which included approximately $8.9 million for cash, inventory, accounts receivable, other current assets and fixed assets, approximately $8.4 million in assumed accounts payable and other current liabilities, and resulted in approximately $31.2 million of goodwill. The results of operations of Freedom Drug prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements.

On April 2, 2001, the Company completed an acquisition of the majority of the operating assets of Physicians Formulary International, Inc., a national distributor of biopharmaceuticals specializing in the outpatient surgery center market. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Physicians Formulary assets was approximately $19.3 million, which included approximately $4.0 million for inventory, accounts receivable and fixed assets, approximately $2.0 million in assumed accounts payable and other current liabilities, and resulted in approximately $15.8 million of goodwill. The results of operations of Physicians Formulary prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements.

On October 26, 2001, the Company completed an acquisition of the majority of the operating assets of InfuRx, a specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the InfuRx assets was approximately $13.8 million, which included approximately $1.9 million for inventory, accounts receivable and fixed assets, approximately $1.5 million in assumed accounts payable debt, and resulted in approximately $12.0 million of goodwill. The results of operations of InfuRx prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements. In addition, if InfuRx achieves certain predetermined financial results during the fiscal year ending January 3, 2004, the

Company will make additional payments.

On March 11, 2002, the Company completed an acquisition of the majority of the operating assets of Hemophilia of the Sunshine State ("HOSS"), the leading provider of hemophilia products and services in the State of Florida. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the HOSS assets was approximately $30.2 million, which included approximately $5.3 million for inventory, accounts receivable and fixed assets, approximately $900,000 in assumed accounts payable debt, and resulted in approximately $25.1 million of goodwill. The results of operations of HOSS prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements. In addition, if HOSS achieves certain predetermined financial results during the fiscal year ending January 3, 2004, the Company will make additional payments.

NOTE 4—MARKETABLE SECURITIES

Marketable securities are carried on the balance sheet at their market value. Marketable securities at December 29, 2001 and December 28, 2002 consist of the following:

(In Thousands)	**2001**	**2002**
Mutual funds	$ 2,079	$ 2,226
Corporate bonds	89,945	44,111
Commercial paper	2,142	—
	$ 94,166	$ 46,337

These investments had a fair value of approximately $122.3 million (which includes approximately $28.1 million classified as cash equivalents) and $78.6 million (which includes approximately $32.3 million classified as cash equivalents) at December 29, 2001 and December 28, 2002, respectively. At December 29, 2001 and December 28, 2002, the book value of these investments approximated their market value. There were no significant gross realized gains or losses on sales of available-for-sale securities in 2001 or 2002. All available-for-sale securities are due in one year or less.

NOTE 5—FIXED ASSETS

Fixed assets at December 29, 2001 and December 28, 2002 consist of the following:

(In Thousands)	**2001**	**2002**
Computer hardware and software	$ 5,012	$ 7,699
Furniture and equipment	3,359	6,045
Leasehold improvements	1,093	1,813
Transportation equipment	647	617
	10,111	16,174
Less: accumulated depreciation	(2,334)	(4,628)
	7,777	11,546
Construction in progress	2,051	2,203
	$ 9,828	$ 13,749

Depreciation expense was $848,000, $1.5 million and $2.7 million for the years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. The impairment of fixed asset charge of $2.4 million in 2002 resulted from writing off computer hardware and application software for a project that began in 2000 and was discontinued in 2002.

NOTE 6—INTANGIBLES

Intangibles at December 29, 2001 and December 28, 2002 consist of the following:

(In Thousands)	**2001**	**2002**
Goodwill	$ 59,081	$ 95,412
Accumulated amortization	(3,179)	(3,179)
Goodwill, net	55,902	92,233
Other	1,539	1,539
Accumulated amortization	(887)	(987)
Other, net	652	552
Intangibles, net	$ 56,554	$ 92,785

Amortization expense was $487,000, $1.9 million and $100,000 for the years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective December 30, 2001. A reconciliation of previously reported net earnings and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is as follows for the years ended December 30, 2000, December 29, 2001 and December 28, 2002:

(In Thousands, Except Share Data)	2000	2001	2002
Reported net earnings	$ 28,079	$ 27,720	$ 43,586
Add back: Goodwill amortization	226	1,112	—
Adjusted net earnings	$28,305	$ 28,832	$ 43,586
Basic earnings per share:			
Reported basic earnings per share	$ .66	$ .64	$ 1.00
Goodwill amortization	.01	.02	—
Adjusted basic earnings per share	$ .67	$ .66	$ 1.00
Diluted earnings per share:			
Reported diluted earnings per share	$ .65	$ .62	$ .98
Goodwill amortization	.01	.03	—
Adjusted diluted earnings per share	$ .66	$ .65	$ .98

NOTE 7—INCOME TAXES

The provision for income taxes includes state income taxes of $1.4 million, $1.7 million and $2.7 million for the years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

The following table indicates the significant elements contributing to the difference between the U.S. federal statutory tax rate and the effective tax rate:

	2000	2001	2002
Percentage of earnings before taxes:			
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	2.0%	2.5%	2.5%
Effective rate	37.0%	37.5%	37.5%

Presented below are the significant elements of the net deferred tax balance sheet accounts at December 29, 2001 and December 28, 2002:

(In Thousands)	2001	2002
Deferred tax asset:		
Receivables	$ 1,215	$ 2,039
Finished goods inventories	51	298
Investments	757	638
Deferred compensation	517	697
State taxes	289	—
Accrued expenses	611	884
Total deferred tax assets	3,440	4,556
Deferred tax liabilities:		
Fixed assets	(1,545)	(1,415)
Intangibles	(452)	(2,241)
Total deferred tax liabilities	(1,997)	(3,656)
Total net deferred income taxes	1,443	900
Less current deferred tax assets	(2,165)	(3,221)
Non current deferred income taxes	$ (722)	$ (2,321)

NOTE 8—PROFIT SHARING PLAN

All employees are generally eligible to participate in the Profit Sharing Plan as of the first January 1, April 1, July 1 or October 1 after having completed at least three months of service (as defined in the Profit Sharing Plan) and having reached age 18 ("Participant"). Participants are generally eligible to receive an annual contribution from the Company after having completed at least one year of service (as defined in the Profit Sharing Plan) and having reached age 18. The annual contribution of the Company to the Profit Sharing Plan is at the discretion of the Board of Directors of the Company and has historically been 6.5% to 8.0% of the Participant's compensation for the year. The employer contribution for a year is allocated among the Participants employed on the last day of the year in proportion to their relative compensation for the year. The

Profit Sharing Plan expense for the years ended December 30, 2000, December 29, 2001 and December 28, 2002 was $653,000, $1.0 million and $1.8 million, respectively.

NOTE 9—CAPITAL STOCK

The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock and holders of Class B Common Stock are entitled to one vote per share on such matters. The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of BWI; or (ii) family members of the holder of Class A Common Stock, or trusts for the benefit of or entities controlled by the holder of Class A Common Stock or family members of the holder.

Shares of restricted stock as to which restrictions have not lapsed are not transferable other than pursuant to the laws of descent and distribution.

On August 24, 1999, the Board of Directors approved the purchase of up to 4,000,000 shares of the Company's outstanding shares of Class B Common Stock. This purchase was approved through August 23, 2000. In 1999, 2,609,716 shares were purchased at an average price of $11.62 and were included in treasury stock. In 2000, the Company did not purchase shares under this plan. The Company purchased the treasury stock because management felt the market undervalued the stock.

On July 19, 2001, the Board of Directors approved the purchase of up to 3,000,000 shares of the Company's outstanding shares of Class B Common Stock. This purchase was approved through July 18, 2002. In 2001, 153,500 shares were purchased at an average price of $23.93 and were included in treasury stock. In 2002, 55,000 shares were purchased at an average price of $22.20 and were included in treasury stock. The Company purchased the treasury stock because management felt the market undervalued the stock.

On July 18, 2002, the Board of Directors approved the purchase of up to 1,000,000 shares of the Company's outstanding shares of Class B Common Stock. On August 14, 2002 the Board of Directors approved an additional purchase of up to 1,000,000 shares of the Company's outstanding shares of Class B Common Stock. These purchases were approved through July 17, 2003. In 2002, 585,300 shares were purchased at an average price of $20.45 and were included in treasury stock. The Company purchased the treasury stock because management felt the market undervalued the stock.

On October 19, 2000, the Company announced that the Board of Directors authorized a 2-for-1 stock split of the Company's Common Stock to be effected as a stock dividend to all shareholders of record at the close of business on November 8, 2000, the Record Date. Shareholders on the Record Date received a stock dividend of one share for each one share held. The stock dividend was paid on November 22, 2000. Holders of the Class A Common Stock received Class A shares in the split and holders of Class B Common Stock received Class B shares. The amounts presented herein give effect to the stock split as if it had occurred at the beginning of all periods presented.

NOTE 10—STOCK OPTION PLANS

On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, adopted the 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan"). Under the 1997 Stock Option Plan, the Company may award stock options and shares of restricted stock to officers, key employees and consultants of the Company. The aggregate number of shares of Class B Common Stock that may be awarded under the 1997 Stock Option Plan is 6,400,000, subject to adjustment in certain events. No individual participant may receive awards for more than 300,000 shares in any calendar year.

Under the 1997 Stock Option Plan, awards of restricted shares may be made, in which case the grantee would be granted shares of Class B Common Stock, subject to any determined forfeiture or transfer restrictions. During the year ended December 28, 2002, 53,000 restricted shares were granted with a grant date fair value of $24.35 per share. At December 28, 2002, all 53,000 restricted shares were outstanding. The value of these restricted shares will be charged to compensation expense over the vesting period of 4 years.

The Compensation Committee of the Board of Directors administers the 1997 Stock Option Plan and has the authority to select those officers and key employees to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules, and to specify all other terms of the awards. With respect to stock options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, the option price must be at least 100% (or, in the case of a holder of more than 10% of the total combined voting power of the Company's stock, 110%) of the fair market value of a share of Class B Common Stock on the date of the grant of the stock option. The Compensation Committee will establish the exercise price of options that do not qualify as incentive stock options ("non-qualified stock options"). No options may be exercised more than 10 years from the date of grant, or for such shorter period as the Compensation Committee may determine at the date of grant. Awards of options are not transferable other than pursuant to the laws of descent and distribution.

On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, approved the adoption of the Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 75,000 shares of the Company's Class B Common Stock, subject to adjustment in certain events. Pursuant to the Directors Plan, each non-employee director will be automatically granted an option to purchase 3,000 shares of Class B Common Stock on June 1 of each year beginning June 1, 1998. The option exercise price per share will be the fair market value of one share of Class B Common Stock on the date of grant. Each option becomes exercisable six months following the date of grant and expires 10 years following the date of grant.

On September 15, 1998, the Board of Directors of the Company approved the adoption of the Broad Based Stock Option Plan (the "Broad Based Plan"). The Broad Based Plan reserves for issuance 1,837,323 shares of the Company's Class B Common Stock, subject to adjustment in certain events. The number of shares which may be granted under the Broad Based Plan during any calendar year shall not exceed 50,000 shares to any one person. The Compensation Committee of the Board of Directors administers the Broad Based Plan and establishes vesting schedules. Each option expires 10 years following the date of grant.

In accordance with the provision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its stock option plans, and accordingly, generally does not recognize compensation expense related to options granted to employees. If the Company had elected to recognize compensation expense based on the fair value of the options at the grant date as prescribed by SFAS No. 123, pro forma net income and earnings would have been:

	Year ended December 30, 2000	Year ended December 29, 2001	Year ended December 28, 2002
(In Thousands, Except Share Data)			
Net earnings –			
as reported	$ 28,079	$ 27,720	$ 43,586
Pro forma impact of Company option grants	(5,531)	(11,580)	(11,566)
Pro forma net earnings	$ 22,548	$ 16,140	$ 32,020
Pro forma earnings per share:			
Basic	$ 0.53	$ 0.37	$ 0.73
Diluted	$ 0.52	$ 0.36	$ 0.72

The fair values of the Company's 2000, 2001 and 2002 option grants were estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2000	2001	2002
Risk free interest rate	5.80%	3.64%	2.89%
Expected dividend yield	.00%	.00%	.00%
Expected life of options	4.23	2.50	3.45
Volatility of stock price	63.13%	79.02%	73.55%
Weighted average fair value of options	$14.22	$15.37	$13.18

Changes in stock options under all of the Company's plans are shown below:

	Number of shares	Weighted average price per share
Options outstanding at December 31, 1999 (640,986 shares exercisable)	4,648,318	$ 9.62
Forfeited during 2000	(141,380)	$ 17.77
Granted during 2000	2,055,740	$ 26.39
Exercised during 2000	(1,692,978)	$ 6.68
Options outstanding at December 30, 2000 (460,210 shares exercisable)	4,869,700	$ 17.52
Forfeited during 2001	(282,952)	$ 25.99
Granted during 2001	1,472,260	$ 31.22
Exercised during 2001	(903,776)	$ 9.32
Options outstanding at December 29, 2001 (756,435 shares exercisable)	5,155,232	$ 22.40
Forfeited during 2002	(337,258)	$ 27.23
Granted during 2002	995,540	$ 24.88
Exercised during 2002	(238,546)	$ 15.58
Options outstanding at December 28, 2002 (2,100,353 shares exercisable)	5,574,968	$ 22.83
Available for grant at December 28, 2002	567,718	

Additional information regarding the Company's options outstanding at December 28, 2002 is shown below:

Range of Exercise Prices	Number Outstanding	Outstanding Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price
$ 4.63 to $15.63	1,120,686	5.74 Years	$ 8.96	893,285	$ 8.63
$ 17.00 to $24.35	1,680,022	8.26 Years	$ 21.31	465,549	$ 18.11
$ 25.13 to $27.66	1,493,350	7.92 Years	$ 27.46	545,045	$ 27.53
$ 30.15 to $38.38	1,280,910	8.59 Years	$ 31.54	196,474	$ 33.45

NOTE 11—COMMITMENTS

The Company leases warehouse and office space under noncancelable operating leases expiring at various dates through 2007, with options to renew for various periods. Minimum commitments under leases aggregate $1.9 million for 2003, $1.6 million for 2004, $740,000 for 2005, $316,000 for 2006 and $239,000 for 2007.

The consolidated rent expense for the years ended December 30, 2000, December 29, 2001 and December 28, 2002 was $874,000, $1.3 million and $1.7 million, respectively, of which approximately $135,000 in 2000, $79,000 in 2001 and $39,000 in 2002 pertained to leases with terms of one year or less.

NOTE 12—MAJOR CUSTOMERS AND OTHER CONCENTRATIONS

The Company services customers in all 50 states. During the years ended December 30, 2000, December 29, 2001 and December 28, 2002 the Company had one third party payor which accounted for 11%, 13% and 10%, respectively, of the Company's net sales. The Company sells goods and services to its customers on various payment terms which entail accounts receivable exposure. Although the Company monitors closely the creditworthiness of its customers, there can be no assurance that the Company will not incur a write-off or writedown of a significant account in the future.

Product provided by one of the Company's largest vendors accounted for approximately 21%, 13% and 11% of net sales in the years ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. In addition, the sale of one product supplied by this vendor accounted for approximately 15%, 7% and 4% of net sales in 2000, 2001 and 2002, respectively. The Company has another vendor whose products accounted for approximately 13%, 15% and 16% of net sales in 2000, 2001 and 2002, respectively. The Company has another vendor whose one product accounted for approximately 18%, 17% and 15% of net sales in 2000, 2001 and 2002, respectively. These products are available only from these manufacturers and the Company must maintain a good working relationship with these manufacturers.

NOTE 13—LEGAL PROCEEDINGS

The Company is subject to ordinary and routine lawsuits and governmental inspections, investigations and proceedings incidental to its business, none of which is expected to be material to the Company's results of operations, financial condition or cash flows.

In February, 2003, the litigation involving IV-1, Inc. and IV-One Services, Inc. (subsidiaries of the Company) with Amgen, Inc. was settled and the Company was not required to contribute any funds to the settlement of the litigation. Amgen, Inc. has executed a release releasing the Company from all claims and/or causes of action that could be asserted by Amgen against the Company in connection with the subject matter of that litigation.

NOTE 14—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands, Except Share Data)	**Quarter ended March 31, 2001**	**Quarter ended June 30, 2001**	**Quarter ended September 29, 2001**	**Quarter ended December 29, 2001**
Net sales	$ 168,346	$ 200,578	$ 209,724	$ 226,472
Gross profit	21,610	21,966	23,182	25,391
Net earnings	8,733	3,067	7,704	8,216
Earnings per share:				
Basic	$ .20	$ .07	$ .18	$ .19
Diluted	$ .20	$ .07	$ .17	$ .19
Weighted average shares outstanding:				
Basic	43,179,651	43,666,335	43,695,832	43,628,251
Diluted	44,598,467	45,050,207	44,307,367	44,266,299

(In Thousands, Except Share Data)	**Quarter ended March 30, 2002**	**Quarter ended June 29, 2002**	**Quarter ended September 28, 2002**	**Quarter ended December 28, 2002**
Net sales	$ 266,457	$ 290,999	$ 306,009	$ 336,926
Gross profit	29,830	32,896	35,338	39,146
Net earnings	9,619	10,710	11,695	11,562
Earnings per share:				
Basic	$ .22	$ .24	$ .27	$ .27
Diluted	$ .22	$ .24	$ .27	$ .26
Weighted average shares outstanding:				
Basic	43,770,371	43,976,292	43,597,491	43,452,655
Diluted	44,610,992	44,699,328	44,032,375	44,070,437

During the second quarter of 2001, the Company recorded a charge of approximately $6.3 million predominantly related to the write off of certain receivables that were determined to be uncollectible in the second quarter and the write off of an investment in an internet content management company.

During the fourth quarter of 2002, the Company recorded a charge of approximately $2.4 million related to the write off of computer hardware and the discontinued development of application software for a project that began in 2000 and was discontinued in 2002.

QUARTERLY STOCK INFORMATION

MARKET PRICES

The Company's Class B Common Stock trades on The Nasdaq Stock Market ("Nasdaq") under the symbol PHCC. The prices set forth below reflect the high and low sales prices for the Company's Class B Common Stock as reported by Nasdaq for each fiscal quarter in the years ended December 29, 2001 and December 28, 2002. As of March 17, 2003, there were 76 holders of record of the Company's Class B Common Stock.

	High	Low
2001:		
First Quarter	$ 44.50	$ 29.38
Second Quarter	40.83	26.93
Third Quarter	28.00	17.31
Fourth Quarter	35.96	23.77
2002:		
First Quarter	$ 35.95	$ 22.79
Second Quarter	29.96	20.90
Third Quarter	25.57	18.16
Fourth Quarter	25.98	20.60

The Company's Class A Common Stock is not listed for trading. However, because the Class A Common Stock is automatically converted into Class B Common Stock upon transfer (except in limited circumstances), the Class A Common Stock is freely tradable except by affiliates of the Company. As of March 17, 2003, there were 587 holders of record of the Company's Class A Common Stock.

DIVIDENDS

The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, but rather intends to use future earnings principally to support operations and to finance expansion and possible acquisitions. The payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend on a number of factors, including the Company's financial condition, capital requirements, future business prospects, the terms of any documents governing indebtedness of the Company, and such other factors as the Board of Directors of the Company may deem relevant. Subject to the terms of any preferred stock created by the Company's Board of Directors, each outstanding share of Common Stock will be entitled equally to such dividends as may be declared from time to time by the Board of Directors.

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 30, 2000	Year ended December 29, 2001	Year ended December 28, 2002
(000's omitted, except share data)					
Statement of Earnings Data:					
Net sales	$ 275,626	$ 427,887	$ 584,657	$ 805,120	$ 1,200,391
Cost of products sold	244,485	375,263	514,360	712,971	1,063,181
Gross profit	31,141	52,624	70,297	92,149	137,210
Selling, general and administrative expense	13,989	21,228	31,313	48,349	64,959
Impairment of fixed asset	-	-	-	-	2,386
Depreciation and amortization	1,234	1,290	1,335	3,400	2,760
Earnings from operations	15,918	30,106	37,649	40,400	67,105
Impairment of investment	-	-	-	2,019	-
Interest income	(916)	(3,432)	(6,920)	(5,972)	(2,632)
Earnings before income taxes	16,834	33,538	44,569	44,353	69,737
Provision for income taxes	6,691	12,844	16,490	16,633	26,151
Net earnings	$ 10,143	$ 20,694	$ 28,079	$ 27,720	$ 43,586
Earning per share :					
Basic	$ .27	$ .51	$ .66	$ .64	$ 1.00
Diluted	$ .27	$ .50	$ .65	$ .62	$ .98
Weighted average shares outstanding :					
Basic	37,545,948	40,503,406	42,254,841	43,542,518	43,699,208
Diluted	37,708,082	41,535,642	43,096,956	44,555,586	44,384,665

	December 31, 1998	December 31, 1999	December 30, 2000	December 29, 2001	December 28, 2002
Balance Sheet Data:					
Working capital	$ 61,875	$ 145,770	$ 194,724	$ 188,680	$ 185,434
Receivable from BWI	16,517	-	-	-	-
Total assets	107,519	217,704	297,101	396,016	484,862
Long-term obligations	-	-	-	-	-
Total liabilities	37,478	59,097	86,498	141,676	190,435
Shareholders' equity	70,041	158,607	210,603	254,340	294,427

BOARD OF DIRECTORS

William E. Bindley
Chairman of the Board
Priority Healthcare Corporation
Chairman, Bindley Capital Partners, LLC
Indianapolis, Indiana

Robert L. Myers
Vice Chairman
Priority Healthcare Corporation
Lake Mary, Florida

Steven D. Cosler
President and
Chief Executive Officer
Priority Healthcare Corporation
Lake Mary, Florida

Michael D. McCormick
Partner, Bindley Capital Partners, LLC
Indianapolis, Indiana

Donald J. Perfetto
Executive Vice President and
Chief Operating Officer
Priority Healthcare Corporation
Lake Mary, Florida

Thomas J. Salentine
Partner, Bindley Capital Partners, LLC
Indianapolis, Indiana

Richard W. Roberson
President
Sand Dollar Partners, Inc.
Clearwater, Florida

Kathleen R. Hurtado
Chief Executive Officer
Balance Pharmaceuticals Inc.
Santa Monica, California

SENIOR MANAGEMENT


Steven D. Cosler


Kim K. Rondeau


Guy F. Bryant


Donald J. Perfetto


Rebecca M. Shanahan


Stephen M. Saft

Steven D. Cosler
President and
Chief Executive Officer

Kim K. Rondeau
Executive Vice President of
Specialty Pharmacy Sales and
Marketing

Guy F. Bryant
Executive Vice President and
General Manager of Distribution

Donald J. Perfetto
Executive Vice President and
Chief Operating Officer

Rebecca M. Shanahan
Executive Vice President of
Administration and General
Counsel and Secretary

Stephen M. Saft
Chief Financial Officer and Treasurer

ANNUAL MEETING:
The Company will hold its Annual Meeting of Shareholders at 11:00 a.m. on May 19, 2003, at the SunTrust Bank, Park Building, 3rd Floor, Sun Room, 200 S. Orange Ave., Orlando, Florida 32801

COMMON STOCK DATA:
The common stock of the Company is traded on The Nasdaq Stock Market under the symbol PHCC. The number of shareholders of record as of March 14, 2003, was 663. The total number of beneficial owners was approximately 14,500.

FORM 10-K:
A copy of the Company's Annual Report on Form 10-K (including financial statements but without exhibits) filed with the Securities and Exchange Commission may be obtained, without charge, from:
Stephen M. Saft, Chief Financial Officer and Treasurer,
Priority Healthcare Corporation
250 Technology Park,
Lake Mary, Florida 32746
407-804-6700

STOCK TRANSFER AGENT AND REGISTRAR:
Computershare Services
Islander One
7550 Lucerne Drive, Suite 103
Cleveland, Ohio 44130-6503

INDEPENDENT ACCOUNTANTS:
PricewaterhouseCoopers LLP
Orlando, Florida

LEGAL COUNSEL:
Baker & Daniels
Indianapolis, Indiana

CORPORATE OFFICES:
250 Technology Park
Lake Mary, Florida 32746
Telephone: 407-804-6700
www.priorityhealthcare.com


PRIORITY HEALTHCARE℠
CORPORATION

250 Technology Park, Lake Mary, Florida, 32746
407-804-6700 Pharmacy: 800-892-9622 Distribution: 800-942-5999
www.priorityhealthcare.com